Euro Tech Holdings Company Limited
6-K - August 12, 2003
Exhibit 1



               Euro Tech Holdings Company Limited



                                        August 11, 2003



Euro Tech Holdings Company Limited (the "Company") (NASDAQ: CLWT)
today   announced  that  subject  to  any  regulatory  or   legal
requirements, it will be issuing a stock dividend to holders of its ordinary shares (the "Shares").

Shareholders of record at 5:00 p.m. (New York Time) on August 29, 2003 will be entitled to receive four (4) shares for each ten
(10) shares held. The dividend is anticipated to be paid on September 12, 2003. Holders of Company issued options to purchase shares will be advised by letter as to the impact upon their rights.

CONTACT: T.C. Leung, Chairman and CEO, or Jerry Wong, CFO, both of Euro Tech Holdings Company Limited, +852-2814-0311, or fax,
+852-2873-4887.